Exhibit 99.12

CONSENT OF L.P. GIGNAC

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2014 of IAMGOLD Corporation.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 (File No. 333-190073) and Form S-8 (File No. 333-142127) of the Company.

/s/ Louis-Pierre Gignac
By:	Louis-Pierre Gignac
Title:	Vice President, Mining Engineer

Company:	G Mining Services Inc.

Dated: March 25, 2015